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News release

For Immediate Release

Gordon Nixon joins the Board of Directors of BCE Inc.

MONTRÉAL, November 4, 2014 – BCE Inc. (TSX, NYSE: BCE) today announced the appointment of Gordon M. Nixon, CM, O. Ont., as a director of BCE and Bell Canada. Mr. Nixon will serve as a member of the Board’s Management Resources and Compensation Committee and the Corporate Governance Committee.

“Gord Nixon has earned a global reputation as one of Canada’s most distinguished and accomplished business leaders, and we are very gratified that he has accepted our invitation to the BCE Board. His unparalleled experience as chief executive of Canada’s largest financial institution, and his renowned commitment to sound corporate governance and strong risk management practices, will be tremendous assets to BCE shareholders,” said Tom O’Neill, Chair of the Board of BCE and Bell Canada.

President and Chief Executive Officer of the Royal Bank of Canada from August 2001 to August 2014, Mr. Nixon previously served as Chief Executive Officer of RBC Dominion Securities Inc. from December 1999 to April 2001. He is currently Chairman of MaRS, a not-for-profit organization that connects science, business and capital. Mr. Nixon also chairs the Queen’s University Capital Campaign, and in 2012 chaired the Ontario Premier’s Jobs and Prosperity Council.

Mr. Nixon has been awarded the Order of Canada, the Order of Ontario and the Queen’s Golden Jubilee Medal. He is a recipient of Canada’s Outstanding CEO of the Year Award and the Canadian Business Leader Award, is included in Barron’s list of the World’s Best CEOs, and is an Honouree of the Public Policy Forum. Both Queen’s University and Dalhousie University have conferred on Mr. Nixon the degree of Honorary Doctor of Laws. Mr. Nixon earned a Bachelor of Commerce (Honours) degree from Queen’s University.

About BCE
BCE is Canada’s largest communications company, providing a comprehensive and innovative suite of broadband communication services to residential and business customers under the Bell Canada and Bell Aliant brands. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home and digital media, including CTV, Canada’s #1 television network, and the country’s most-watched specialty channels. To learn more, please visit BCE.ca.

Bell Let’s Talk promotes Canadian mental health with national awareness and anti-stigma campaigns, like Clara’s Big Ride for Bell Let’s Talk and Bell Let’s Talk Day, and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visitBell.ca/LetsTalk.

Media inquiries:

Jean Charles Robillard
BCE Communications
(514) 870-4739
jean—charles.robillard@bell.ca

Investor inquiries:

Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca